EXHIBIT 99.1

Huazhu Group Limited Announces Its Preliminary Results for Hotel Operation in the Second Quarter of 2019

  Net revenue for 2019 Q2 is expected to increase by 13%-15% year-over-year, in-line with guidance;
  Our hotel pipeline further accelerated to historical high of 1,553 at 2019 Q2.

SHANGHAI, China, July 16, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the second quarter ended June 30, 2019.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q2 2019	in Q2 2019	in Q2 2019	June 30, 2019	in Q2 2019	June 30, 2019
Leased and owned hotels	8	(10)	(2)	696	(587)	87,179
Manachised and franchised hotels	303	(32)	271	3,969	24,269	376,117
Total	311	(42)	269	4,665	23,682	463,296

(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q2 2019, 20 hotels were temporarily closed for brand upgrade.

	As of June 30, 2019
	Number of hotels in operation	Number of hotels in pipeline
Economy hotels	2,990	433
Leased and owned hotels	435	2
Manachised and franchised hotels	2,555	431
Midscale and upscale hotels	1,675	1,120
Leased and owned hotels	261	53
Manachised and franchised hotels	1,414	1,067
Total	4,665	1,553

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2018	2019	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	270	258	281	4.3%
Manachised hotels	212	210	224	5.8%
Franchised hotels	248	237	246	-0.7%
Blended	226	221	236	4.4%
Occupancy rate (as a percentage)
Leased and owned hotels	91.4%	83.6%	89.4%	-1.9pp
Manachised hotels	89.8%	80.5%	87.1%	-2.8pp
Franchised hotels	78.7%	68.6%	75.1%	-3.6pp
Blended	89.6%	80.6%	86.9%	-2.7pp
RevPAR (in RMB)
Leased and owned hotels	246	216	252	2.1%
Manachised hotels	190	169	195	2.5%
Franchised hotels	195	162	185	-5.2%
Blended	203	178	206	1.3%

Business Update by Segment

Hotel breakdown by brand

	Number of hotels in operation
	Net added	As of
	in Q2 2019	June 30, 2019
Economy hotels	74	2,990
HanTing Hotel	28	2,331
Hi Inn	16	415
Elan Hotel	37	244
Orange Hotel(2)	(7)	0
Midscale and upscale hotels	195	1,675
JI Hotel	55	666
Starway Hotel	35	265
Joya Hotel	0	6
Manxin Hotels & Resorts	7	35
HanTing Premium Hotel	38	129
Ibis Hotel	10	159
Ibis Styles Hotel	7	44
Mercure Hotel	7	52
Novotel Hotel	2	9
Grand Mercure	1	8
Orange Select	27	216
Crystal Orange	6	66
Blossom Hill	0	20
Total	269	4,665
(2) Orange Hotel was rebranded as Orange Select in Q2 2019.

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of June 30,		For the quarter ended June 30,			For the quarter ended June 30,			For the quarter ended June 30,
					yoy change			yoy change			yoy change (p.p.)
	2018	2019	2018	2019		2018	2019		2018	2019
Economy hotels	2,489	2,489	175	171	-2.0%	185	187	0.9%	94.3%	91.6%	-2.7
Leased hotels	424	424	189	191	0.6%	202	206	2.1%	94.0%	92.7%	-1.4
Manachised and franchised hotels	2,065	2,065	171	166	-2.7%	181	182	0.6%	94.4%	91.3%	-3.0
Midscale and upscale hotels	788	788	278	272	-2.4%	325	323	-0.7%	85.5%	84.1%	-1.4
Leased and owned hotels	179	179	346	334	-3.5%	392	383	-2.2%	88.5%	87.3%	-1.2
Manachised and franchised hotels	609	609	251	247	-1.8%	298	298	0.0%	84.3%	82,8%	-1.5
Total	3,277	3,277	206	202	-2.1%	225	226	0.4%	91.7%	89.3%	-2.3

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of June 30, 2019, the Company had 4,665 hotels or 463,296 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Orange Hotel Select, Crystal Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region. The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2019, Huazhu Group operates 19 percent of its hotel rooms under lease and ownership model, 81 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com